FORM U-12(I)-B (THREE-YEAR STATEMENT)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

Three-Year Period Ending 2005

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

See attached Exhibit A

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph(b) of Rule U-71.

None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

National Grid USA Service Company, Inc. and associated companies, including National Grid USA and National Grid Transco plc.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

See attached Exhibit A

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

See attached Exhibit B

(b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client:

Not Applicable

(b) Itemized list of other expenses:     Not Applicable

National Grid USA Service Company, Inc.

By:    s/William E. Davis

    ______________________________________________

William E. Davis

By:    s/William F. Edwards

    _______________________________________________

William F. Edwards

By:    s/Susan M. Crossett

    ___________________________________________

Susan M. Crossett

Date:    January 30, 2003

EXHIBIT INDEX

Exhibit No.	Description	Page
Exhibit A	Names, positions, corporate affiliations and business addresses of individuals who may act during 2003, 2004, and 2005 in matters included within the exemption provided by paragraph (b) of Rule 71	Filed herewith
Exhibit B	Compensation received during the curreent year and estimated to be received over the next two calendar years and total amount of routine expenses charged to client in 2002	Filed herewith

EXHIBIT A

Names, positions, corporate affiliations and business addresses of individuals who may act during 2003, 2004, and 2005 in matters included within the exemption provided by paragraph (b) of Rule 71:

National Grid USA Service Company, Inc.

William E. Davis,   Chairman,  National Grid USA

William F. Edwards,   Senior Vice President,  National Grid USA

Susan M. Crossett,   Vice President,  Niagara Mohawk Power Corporation

The business address of the above listed persons is:

25 Research Drive,   Westborough, MA 01582

The duties of each of the above-listed individuals may require, among other things, such appearances as may be necessary before the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and, possibly on rare occasions, Congress, or the staff of the Commissions or Congress, to present or discuss matters affecting the National Grid Transco plc companies. The time devoted to such activities represents only a small fraction of the time devoted to the duties of their above-listed positions.

EXHIBIT B

                                   Total Compensation
Name of Recipient                  Received in 2002(A)                 Estimated Compensation (B)
-----------------                  -------------------               ------------------------------
                                                     2003                      2004        2005
                                                     ----                      ----        ----

William E. Davis

William F. Edwards

Susan M. Crossett

(Filed under confidential treatment pursuant to Rule 104(b))

(a)	Column not applicable since filing for these individuals is not a suppliementary statement.
(b)	Does not include an estimate of incentive compensation.